SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

. 0><}100{>São Paulo, August 20, 2021.

Securities and Exchange Commission of Brazil (CVM)

Re.: Official Letter 197/2021/CVM/SEP/GEA-1 - Solicitação de esclarecimentos

Dear Sirs,

We refer to Official Letter 197/2021/CVM/SEP/GEA-1 ("Official Letter") dated August 19, 2021, transcribed below, through which you requested clarifications from Braskem S.A. ("Braskem" or "Company") regarding the news report published on August 18, 2021 in the Agência Estado press, News section, under the title: "Braskem confirms partnership with Nexeo Plastics for additive manufacturing ":

"1. We refer to the news published on August 18, 2021 in the Agência Estado press, News section, under the title: "Braskem confirms partnership with Nexeo Plastics for additive manufacturing ", which contains the following statement:

Braskem confirmed partnership with Nexeo Plastics for the distribution of polypropylene (PP) filament and pellets for additive manufacturing. The agreement will expand the international distribution of petrochemical products to North America and Europe.

" We are focused on providing our customers with the most comprehensive portfolio of 3D materials and solutions," said Paul Tayler, President and Chief Executive Officer of Nexeo Plastics. "Our expanded partnership with Braskem will provide 3D printers with the innovative, quality materials they need," he says.

Jason Vagnozzi, Braskem's Commercial Director, explains that the new partnership marks an important moment for the Additive Manufacturing business, as it extends the international reach of petrochemical products in the European market through comprehensive Nexeo's online marketplace.

2. In view of the foregoing, we determine that you clarify whether the news is true, and, if so, explain the reasons why you understood it was not a material fact, as well as comment on other information considered important on the subject.”

In this regard, Braskem confirms the partnership with Nexeo Plastics for the distribution of polypropylene filament (PP) and pellets for the manufacture of additives, however, the Company clarifies that this partnership does not constitute relevant information, considering the Company's internal rules and policies, as well as applicable legislation.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.